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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /x/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended:  December 31, 1999
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant
Medical Device Alliance Inc.
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Former Name if Applicable
N/A
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Address of Principal Executive Office (Street and Number)
5851 West Charleston
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City, State and Zip Code
Las Vegas, Nevada 89146


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 /X/   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 / /   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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 / /   (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         As previously reported on Form 8-K, the District Court of Clark County, Nevada (the "COURT") appointed George C. Swarts as receiver (the "RECEIVER") over all of the day-to-day administration and management of the Company and its assets. Although the Receiver engaged BDO Seidman, LLP (its "AUDITORS") as its new outside auditors on October 26, 1999, as a result of on-going complications related to the Receivership, and on-going constraints on the Company's financial resources which prevented the Company from paying its Auditors current until recently, the Company has not been able to complete the preparation of its financial statements for the years ended December 31, 1998 and December 31, 1999, and for the interim periods ended March 31, June 30, and September 30, 1999, or to complete the audit of its year end 1998 and 1999 financial statements. While the Company has engaged and now recommenced payments to its Auditors to enable them to resume work on the respective audit(s), until it can complete the preparation and audit of its financial statements, the Company will continue to be unable to file its Form 10-KSBs and Form 10-QSBs for such respective periods, and will therefore remain in non-compliance with its reporting obligations under the Exchange Act. The Company intends to work diligently with its Auditors to finalize its financial statements and complete the year end audits as soon as reasonably practicable, however, given its current financial and other constraints, combined with the inability to predict the results of the Receiver's on-going diligence investigation, the Company is unable at this time to determine with any degree of certainty when it expects to be in full compliance with its reporting obligations under the Exchange Act.



PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              George C. Swarts               (702)              870-8663
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?


If answer is no, identify report(s).
                                  / / Yes  /x/ No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in


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MEDICAL DEVICE ALLIANCE INC - NT 10-K - NOTIFICATION OF LATE FILING
DATE FILED:
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    the subject report or  portion thereof?                     / / Yes  /x/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                          MEDICAL DEVICE ALLIANCE INC.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date: March 31, 2000                        By:  /s/  George C. Swarts
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